NEWS RELEASE

PARAMOUNT DEBENTUREHOLDER MEETING ADJOURNED TO December 2, 2009

Calgary, Alberta, November 13, 2009.  Paramount Energy Trust (TMX: PMT.UN) ("PET" or the "Trust") today announced that the serial meeting of the holders ("Debentureholders") of its 6.25% convertible unsecured subordinated debentures due June 30, 2010 and its 6.25% convertible unsecured subordinated debentures due April 30, 2011 (together, the "Debentures") that began earlier today in connection with the proposed amendments to the Debentures has been adjourned.  The reconvened meeting will take place at 10:00 a.m. (Calgary time) on Wednesday, December 2, 2009 in the Frank L. Burnet Boardroom at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta.

The Debentureholders voted to adjourn the serial meeting to allow additional time for all of the Debentureholders to participate in the vote on the proposed Debenture amendments and deposit proxies or make changes to any previously deposited proxies, in advance of the reconvened meeting.

Debentureholders who have not voted or wish to change their vote may do so by following the instructions set forth on the Written Consent and Form of Proxy or voting instruction form provided to them.  A Debentureholder may revoke a previously voted proxy in accordance with the instructions set forth in the Management Information Circular of the Trust dated October 15, 2009 (the "Circular"). Questions regarding the proposed Debenture amendments outlined in the Circular or voting procedures can be directed to Kingsdale Shareholder Services Inc. (1-888-518-1558).

As a result of the adjournment, any new proxies or changes to previously submitted proxies must now be deposited with Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario  M5J 2Y1,  Attention:  Proxy Department) not later than 4:30 p.m. (Calgary time) on November 30, 2009.

Debentureholders are encouraged to review the Circular which is available on SEDAR at www.sedar.com. Questions regarding any voting procedures can be directed to Kingsdale Shareholder Services Inc. (1-888-518-1558).

Notice to United States Debentureholders

The solicitation described herein is made for the securities of a Canadian entity and is subject to Canadian disclosure requirements that are different from those of the United States.  Financial statements included or incorporated by reference in the Management Information Circular related to the solicitation have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards.  As a result, such financial statements may not be comparable to the financial statements of United States companies.

PET is an unincorporated open-ended income trust established under the laws of the Province of Alberta, Canada.  It may be difficult for U.S. debentureholders to enforce their rights and any claim that they may have arising under United States federal or state securities laws, as PET and its administrator are organized or incorporated, as applicable, under the laws of Alberta, Canada, all or most of their assets are located in Canada, and all of the officers and directors of the administrator of PET are residents of Canada.  You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws.  It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

FORWARD LOOKING INFORMATION

This press release contains statements that constitute forward-looking information within the meaning of applicable securities legislation. This forward-looking information includes, without limitation, statements regarding the timing of the holding of the reconvened Debentureholder meeting. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which are not a guarantee of performance and are subject to a number of risks and uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of PET's management at the time the information is released.

About PET

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The TMX Group has neither approved nor disapproved the information contained herein.

For further information please contact:

Kingsdale Shareholder Services Inc.

North American Toll Free Phone:  1-888-518-1558

Outside North America, Banks and Brokers Call Collect: 416-867-2272

(416) 867-2271 (FAX)

1-866-545-5580 (FAX – Toll Free)

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Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer

Sue M. Showers Investor Relations and Communications Advisor